UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Exact name of registrant as specified in its charter)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

CONTENTS

On May 15, 2025, REE Automotive, Ltd. (the “Company”) announced its financial results for the fourth quarter and fiscal year ended December 31, 2024. The full text of the press release (the “Press Release”) and shareholder letter issued in connection with the announcement are furnished as Exhibits 99.1 and 99.2, respectively, to this Report of Foreign Private Issuer on Form 6-K. In the Press Release, the Company also announced that it will be holding a webcast and conference call on May 15, 2025, at 8:30am ET to discuss its financial results for the fourth quarter and year ended December 31, 2024.

Exhibit 99.1, other than the quotes and information in Exhibit 99.1 preceding the caption “Q4 and 2024 Year-End Financial Results and Recent Highlights”, is hereby expressly incorporated by reference into the Company’s registration statements, including its registration statements on Form S-8 (File Nos. 333-261130, 333-272145, 333-278319, 333-282346) and registration statements on Form F-3 (File Nos. 333-276757 and 333-266902), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release of REE Automotive Ltd., dated May 15, 2025
99.2	Shareholder Letter, dated May 15, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel

Date: May 15, 2025

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